SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2003

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                  N/A.

Press Release

The registrant has made a press release dated January 10, 2002 announcing that the restructuring of its EUR 200 million 10.625% Senior Subordinated Notes due 2010 (the “Notes”) was successfully completed on December 31, 2002, and that the registrant’s ordinary shares issued to the participating Noteholders on December 31, 2002 were admitted for trading on the Frankfurt Stock Exchange effective as of January 10, 2003, increasing the total number of ordinary shares of the Company listed on the Frankfurt Stock Exchange to 43,483,718 ordinary shares. The press release is attached to this report as Appendix A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: January 10, 2003	By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch
Senior Executive Vice President and Chief Financial Officer

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APPENDIX A

Press Release

For immediate release
Date 10 January 2003
Frankfurt: (IFE)

IFCO Systems N.V. Announces Listing of New Shares

Amsterdam, 10 January 2003 – IFCO Systems N.V. (“IFCO” or the “Company”) today announced that the restructuring of its EUR 200 million 10.625% Senior Subordinated Notes due 2010 (the “Notes”) became effective on December 31, 2002. On December 31, 2002, the Company issued an aggregate of 39,090,599 new ordinary shares, each ordinary share having a nominal value of EUR 0.10, to holders of approximately 97.85% of the Company’s Notes by means of a private subscription for new equity. As previously announced, the Company signed a restructuring agreement on 18 September 2002 (as amended, the “Restructuring Agreement”) with holders of over 97% of the aggregate principal amount of the Notes. The ordinary shares issued to the participating Noteholders on December 31, 2002 were admitted to the Official List of the Frankfurt Stock Exchange effective as of January 10, 2003, increasing the total number of ordinary shares of the Company listed on the Frankfurt Stock Exchange to 43,483,718 ordinary shares.

Pursuant to the terms of the Restructuring Agreement, the Noteholders participating in the private subscription surrendered their Notes to the Company in exchange for the newly issued ordinary shares, and the surrendered Notes were cancelled effective December 31, 2002.

The exchange of approximately 97.85% of the Company’s Notes on December 31, 2002 for ordinary shares in the private subscription results in a reduction of the Company’s total debt, including accrued interest, by US$ 219.1 million (from US$ 341.7 million to US$ 122.6 million, as of September 30, 2002) and a reduction of the Company’s interest expenses by approximately EUR 20.8 million per year. This also results in an increase of the Company’s equity as of September 30, 2002 by US$ 219.1 million (from US$ (26.2) million to US$ 192.9 million).

Additionally, effective as of December 31, 2002, the Company entered into the Third Amended and Restated Credit Agreement (the “Restructured Senior Credit Facility”) with its senior lenders. The Company has various post-closing obligations regarding collateral and other ancillary matters in connection with the Restructured Senior Credit Facility which it must complete by February 15, 2003.

For further information, please contact:

IFCO Systems N.V.
Karl Pohler, Chief Executive Officer	Tel: +49 89 7449 1112
Michael Nimtsch, Chief Financial Officer	Tel: +49 89 7449 1121
Gabriela Sexton, Investor Relations	Tel: +49 89 7449 1223

Financial Advisors to the Company:
Gleacher & Company
Robert A. Engel, Managing Director	Tel: +44 (0) 207 484 1121
Kenneth Ryan, Director	Tel: +44 (0) 207 484 1133

Financial Advisors to the Ad Hoc Committee of Noteholders:
Close Brothers Corporate Finance Limited
Peter Marshall	Tel: +44 (0) 207 655 3100
Jason Clarke	Tel: +44 (0) 207 655 3177

Houlihan Lokey Howard & Zukin Capital
Joseph Swanson, Senior Vice President	Tel: +44 (0) 207 839 3355
Milos Brajovic	Tel: +44 (0) 207 747 2722

The statements in this press release regarding management’s expectations, estimates and projections constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of

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1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the Company’s ability to complete a restructuring of its debt; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (5) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (6) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (7) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (8) customer demand and business and economic cycles; (9) seasonality; (10) weather conditions; (11) availability and cost of used pallets; (12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by the Company with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.

For more information please contact:

Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach—Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

These materials are not an offer for sale of securities in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.

For the listing of the Company’s new ordinary shares and warrants on the Frankfurt Stock Exchange, a listing prospectus has been prepared. To the extent permissible under applicable securities laws, the Company will inform shareholders when and where the listing prospectus will become available.

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